AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Three Months Ended	Year Ended
	March 31, 2005	December 31, 2004

Pretax income excluding discontinued operations	$ 97,767	$552,245
Minority interest in subsidiaries having
fixed charges	5,917	28,882
Less undistributed equity in losses of investee	683	4,883
Fixed charges:
Interest on annuities	80,762	313,627
Interest expense	17,964	71,738
Interest on subsidiary trust obligations	1,572	9,218
Debt discount and expense	580	3,841
Portion of rentals representing interest	2,938	11,751

EARNINGS	$208,183	$996,185

Fixed charges:
Interest on annuities	$ 80,762	$313,627
Interest expense	17,964	71,738
Interest on subsidiary trust obligations	1,572	9,218
Debt discount and expense	580	3,841
Portion of rentals representing interest	2,938	11,751

FIXED CHARGES	$103,816	$410,175

Ratio of Earnings to Fixed Charges	2.01	2.43

Earnings in Excess of Fixed Charges	$104,367	$586,010

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